UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

eMagin Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

29076N 20 6

(CUSIP Number)

Kwon Young Choi, Bong-Han Kim, YoungJae Im

1 Samsung-ro, Giheung-gu, Yongin-si, Gyeonggi-do, South Korea 17113

+82-031-5181-1114

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Bradley L. Finkelstein, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

May 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076N 20 6

1.	Name of Reporting Person Samsung Display Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,091,205 (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 21,091,205 (1)

	10.	Shared Dispositive Power

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,091,205
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.93%
14.	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the Convertible Series B Preferred Stock (as defined below) and Common Stock (as defined below) of Issuer referred to herein is being reported hereunder solely because Samsung Display Co., Ltd. may be deemed to have beneficial ownership as a result of the Support Agreement (described further in Item 3 of this Schedule 13D) by and among Samsung Display Co., Ltd, Silk USA (as defined below), Merger Sub (as defined below) and certain stockholders of Issuer and the irrevocable proxies associated therewith, of 21,091,205 shares of Issuer Common Stock on-as converted basis, comprised of 3,764,931 shares of Issuer Common Stock and 5,236 shares of Issuer Convertible Series B Preferred Stock convertible into 17,326,274 shares of Issuer Common Stock. The filing of this Schedule 13D shall not be construed as an admission that Samsung Display Co., Ltd. is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer.

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of eMagin Corporation, a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 700 South Drive, Suite 201 Hopewell Junction, NY 12533.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Samsung Display Co., Ltd. (“Samsung” or the “Reporting Person”). The address of the principal business and the principal office of the Reporting Persons is 1 Samsung-ro, Giheung-gu, Yongin-si, Gyeonggi-do, South Korea 17113. Samsung is a South Korean manufacturer of display panels.

(a)-(f) The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Samsung is set forth on Schedule A. During the last five years, neither Samsung nor, to the knowledge of Samsung, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

Merger Agreement

On May 17, 2023 the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Samsung Display Co., Ltd. (“Parent”), Emerald Intermediate, Inc. (“Silk USA”) and Emerald Merger Sub, Inc. (“Merger Sub”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the closing conditions contained therein, Merger Sub will merge with and into Issuer, with Issuer as the Surviving Corporation and a direct subsidiary of Silk USA. Silk USA will remain a direct subsidiary of Parent. Capitalized terms used herein, unless otherwise defined, shall have the meanings assigned to them in the Merger Agreement.

The Merger Agreement provides that at the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares, but including Company Warrant Shares that are designated shares of Common Stock) shall automatically be cancelled and converted into the right to receive $2.08 in cash, without interest (the “Per Share Merger Price”), payable to the holder thereof upon surrender of such shares of Common Stock in the manner provided in the Merger Agreement. Additionally, each share of Series B Convertible Preferred Stock, par value $0.001 (“Series B Convertible Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be converted into the right to receive cash, without interest, in an amount equal to (x) the total number of shares of Common Stock issuable upon conversion of such share of Series B Convertible Preferred Stock in accordance with the Company Charter Documents immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Price. For each Warrant that is issued and outstanding immediately prior to the Effective Time, unless otherwise elected by the holder of any such Warrant, Parent shall cause the Surviving Corporation to issue a replacement warrant to each holder thereof providing that such replacement warrant shall be exercisable for an amount in respect of each share of Common Stock for which such Warrant is exercisable immediately prior to the Effective Time equal to cash in an amount equal to the product of (i) the total number of shares of Common Stock subject to such Warrant immediately prior to the Effective Time, multiplied by (ii) the excess of (A) the Per Share Merger Price over (B) the exercise price payable per share of Common Stock subject to such Warrant. From and after the Closing, Parent shall cause the Surviving Corporation to comply with all of the terms and conditions set forth in each such replacement warrant, including the obligation to make the payments contemplated thereby upon exercise thereof.

Shortly after entering into the Merger Agreement, the Issuer will call a meeting of the Issuer’s stockholders to vote on the adoption of the Merger Agreement. The Stockholders (as defined below) have agreed to vote (or cause to be vote) in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent covering, all of the Stockholder’s shares of Series B Convertible Preferred Stock and Common Stock (together, “Capital Stock”) in favor of the adoption of the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated by reference in its entirety herein.

Support Agreement

In connection with the execution of the Merger Agreement, the stockholders affiliated with Stillwater LLC (the “Stockholders”), solely in their respective capacities as Series B Convertible Preferred Stock and Common Stock stockholders of the Issuer, entered into a Support Agreement (the “Support Agreement”) with Parent. The Support Agreement provides, among other things, that each applicable Stockholder will vote in favor of approving the Merger, adopting the Merger Agreement and approving any other transaction pursuant to or contemplated by the Merger Agreement and any other matter that would reasonably be expected to facilitate the consummation of the Merger and vote against any Acquisition Proposal (as defined in the Support Agreement), any other matter that would reasonably impede, interfere with, delay, postpone or adversely affect the consummation of the Merger or any of the transaction contemplated by the Merger Agreement and any other action, transaction or agreement that could reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of the Issuer in the Merger Agreement or of any Stockholder in the Support Agreement.

The Support Agreement will terminate upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement, and (c) the amendment of the Merger Agreement, without the prior written consent of the Stockholders, in a manner that affects the economics or material terms of the Merger Agreement in a manner that is adverse to the Issuer or its stockholders (including with respect to the reduction of or the imposition of any restriction on the Stockholders’ right to receive the Merger Consideration (as defined in the Merger Agreement), or any reduction in the amount or change in the form of the Merger Agreement, and (d) the date that is six (6) months after May 17, 2024 (or if the Outside Date is automatically extended pursuant to the Merger Agreement, the date that is six (6) months after August 15, 2024).

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Support Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated by reference in its entirety herein.

Item 4.	Purpose of the Transaction

(a) - (b)  As described in Item 3 above, this Schedule 13D relates to the Support Agreement, the purpose of which is to assist Samsung in consummating the transactions contemplated by the Merger Agreement.

(c)  Not applicable.

(d)  At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Issuer immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

The directors of Merger Sub are identified on Schedule B.

(e)  Other than as a result of the Merger, not applicable.

(f)  Not applicable.

(g)  At the Effective Time, the Issuer’s restated certificate of incorporation shall be amended and restated to confirm to Exhibit A of the Merger Agreement and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended.

At the Effective Time, the Issuer’s bylaws shall be amended and restated to be substantially identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be “eMagin Corporation”) and as so amended and restated shall be the bylaws of the Surviving Corporation, until thereafter amended.

(h) - (i)  Following the Merger, the Issuer’s Common Stock will no longer be traded on the NYSE American, there will be no public market for the Common Stock and registration of the Common Stock under the Exchange Act will be terminated.

(j)  Other than as described above, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (i) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) - (b)  As a result of the Support Agreement, the Reporting Person may be deemed to have sole voting power and sole dispositive power with respect to 21,091,205 Subject Shares (as defined in the Support Agreement), subject to the conditions and limitations of the Support Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owners of an aggregate of 21,091,205 shares of Issuer stock. All Subject Shares that may be deemed to be beneficially owned by the Reporting Person constitute approximately 20.93% of the issued and outstanding Capital Stock on an as converted basis as of May 17, 2023 (as represented by Issuer in the Merger Agreement).

Other than the Subject Shares that may be deemed to be beneficially owned in connection with the Support Agreement, Samsung does not beneficially own Capital Stock, for the purposes of Rule 13d-4 promulgated under the Exchange Act.

The Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement, and (ii) disclaims all beneficial ownership of such Subject Shares.

Except as set forth in this Item 5, to the knowledge of the Reporting Person, none of the persons named in Schedule A beneficially owns any Capital Stock.

(c)  Except for the agreements described above, to the knowledge of the Reporting Person, no persons named in Schedule A has effected any transaction in securities of Issuer reported herein during the past 60 days.

(d)  To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, which would be required to be reported under this Item.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated May 17, 2023 by and among by and among Samsung Display Co., Ltd., Emerald Intermediate, Inc., Emerald Merger Sub, Inc., and eMagin Corporation (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by eMagin Corporation on May 17, 2023).

Exhibit 2	Support Agreement, dated May 17, 2023 by and Samsung Display Co., Ltd. and certain stockholders of eMagin Corporation listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by eMagin Corporation on May 17, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 24, 2023	SAMSUNG DISPLAY CO., LTD.

	By:	/s/ Kwon Young Choi
Name: Kwon Young Choi
Title: Executive Vice President and Chief Strategy Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SAMSUNG DISPLAY CO., LTD.

Directors and Executive Officers of Samsung Display Co., Ltd. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Samsung Display Co., Ltd are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Samsung Display Co., Ltd. The current business address of each person is at 1 Samsung-ro, Giheung-gu, Yongin-si, Gyeonggi-do, South Korea 17113. The telephone number of each person is +82-031-5181-1114. Each such person is a citizen of the Republic of Korea.

DIRECTORS

Name and Address	Present Principal Occupation or Employment
Joo Sun Choi	President and Chief Executive Officer

Sung Chul Kim	Director and Chief Technology Officer

Chung Yi	Director and Head of Corporate Business (Mobile Display Business)

Jong Hyuk Lee	Director and Head of Corporate Business (Large Display Business)

Byoung Jun Lee	Director and Chief Financial Officer

Jong Sung Kim	Outside Director

SCHEDULE B

DIRECTORS OF EMERALD MERGER SUB, INC.

Directors of Emerald Merger Sub, Inc. The name, business address, and title of the directors of Emerald Merger Sub, Inc. are set forth below. Unless otherwise indicated, each position set forth opposite an individual’s name refers to Emerald Merger Sub, Inc. The current business address of each person is at 3655 N 1st St, San Jose, CA 95134. The telephone number of each person is +1 408 544 4000. Each such person is a citizen of the Republic of Korea.

Name and Address	Present Principal Occupation or Employment
Seo Young Son	Director

Yi Joon Ahn	Director